UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 19, 2010

SONA RESOURCES, INC.
(Exact Name of Registrant as Specified in its Charter)

Nevada	333-148959	68-067667
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2/41 Timurty Om Housing Society, Sion Chunnabhatti, Mumbai, India, 400022
(Address of Principal Executive Office and Zip Code)

Registrant's telephone number, including area code:  91-982-0600

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

⁭      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

⁭      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

⁭      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

⁭      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c))

Section 8 - Other Events

Item 8.01.                      Other Events.

On July 19, 2010, the Company effected a 40 to 1 stock dividend (the “stock dividend”) of all of its issued and outstanding shares of common stock.  Shareholders of the Company holding certificated shares will be credited the additional shares, with the same rights, privileges, and obligations, upon surrender of their stock certificate to the Company’s transfer agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2010	SONA RESOURCES, INC.

                   By: /s/  AJETTA PINHEIRO
                   Ajetta Pinheiro
                    Chief Executive Officer and Director